Exhibit 99.1

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F2 – F3

Condensed Interim Consolidated Statements of Operations	F4

Condensed Interim Consolidated Statements of Comprehensive Income (loss)	F5

Condensed Interim Consolidated Statements of Changes in Equity	F6

Condensed Interim Consolidated Statements of Cash Flows	F7 – F8

Notes to Condensed Interim Consolidated Financial Statements	F9 – F13

- - - - - - - - - -

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2018	December 31, 2017
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,496	$1,533
Restricted bank deposits	302	247
Trade receivables	8,237	9,804
Other accounts receivable and prepaid expenses	1,215	898
Inventories	2,751	3,240

Total current assets	14,001	15,722

LONG TERM ASSETS	181	220

PROPERTY AND EQUIPMENT, NET	1,010	651

OTHER INTANGIBLE ASSETS, NET	109	138

GOODWILL	4,676	4,676

Total assets	$19,977	$21,407

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-2

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2018	December 31, 2017
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$479	$505
Trade payables	4,249	5,951
Employees and payroll accruals	706	822
Deferred revenues	913	798
Accrued expenses and other liabilities	277	304

Total current liabilities	6,624	8,380

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,157	2,523
Accrued severance pay	270	286

Total long-term liabilities	2,427	2,809

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares of NIS 80.00 nominal value: Authorized; 4,000,000 shares at June 30, 2018 and December 31, 2017; Issued and outstanding: 3,553,714 and 3,356,689 shares at June 30, 2018 and December 31, 2017, respectively	75,317	70,855
Additional paid-in capital	5,337	9,415
Accumulated other comprehensive income (loss)	(293)	(220)
Accumulated deficit	(69,435)	(69,832)

Total equity	10,926	10,218

Total liabilities and shareholders’ equity	$19,977	$21,407

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-3

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2018	2017
	Unaudited	Unaudited

Revenue	$15,843	$13,780
Cost of revenues	12,626	10,868

Gross profit	$3,217	$2,912

Operating expenses:
Sales and marketing	1,847	1,591
General and administrative	850	845

Total operating costs and expenses	2,697	2,436

Operating income	520	476
Financial expenses, net	(123)	(163)

Net income	$397	$313

Basic and diluted net income per share	$0.12	$0.10

Weighted average number of shares used in computing net income per share:
Basic and diluted	3,445,949	3,050,556

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-4

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands, except per share data

	Six months ended June 30,
	2018	2017
	Unaudited	Unaudited

Net income	$397	$313
Cash flow hedging instruments:
Change in unrealized gains and losses	(94)	101
Gain in respect of derivative instruments designated for cash flow hedge, net of taxes	21	61

Other comprehensive gain (loss)	(73)	162

Comprehensive income	$324	$475

The accompanying notes are an integral part of the consolidated financial statements.

F-5

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares	Share capital and additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2017	2,935,286	$79,464	$(275)	$(70,605)	$8,584

Issuance of Ordinary shares, net	421,403	746	-	-	746
Other comprehensive loss	-	-	55	-	55
Share-based compensation expense	-	60	-	-	60
Net income	-	-	-	773	773

Balance as of December 31, 2017	3,356,689	$80,270	$(220)	$(69,832)	$10,218

Issuance of Ordinary shares, net	197,025	400	-	-	400
Issuance expenses, net	-	(44)	-	-	(44)
Other comprehensive income	-	-	(73)	-	(73)
Share-based compensation expense	-	28	-	-	28
Net income	-	-	-	397	397

Balance as of June 30, 2018 (unaudited)	3,553,714	$80,654	$(293)	$(69,435)	$10,926

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-6

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2018	2017
	Unaudited

Cash flows from operating activities:

Net income	$397	$313
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	134	118
Capital gain from sale of property and equipment	-	(3)
Currency fluctuation of deposits and loans	(129)	275
Severance pay, net	(16)	18
Share-based compensation expenses	28	32
Decrease (increase) in trade receivables, net	1,567	(1,267)
Increase in other accounts receivable and other assets	(307)	(3)
(Increase) decrease in inventories	489	(445)
Increase (decrease) in trade payables	(1,702)	1,008
Increase (decrease) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	(101)	467

Net cash provided by operating activities	$360	$513

Cash flows to investing activities:

Purchase of property and equipment	(464)	(57)
Change in long-term bank deposits	(69)	12
Proceeds from sale of property and equipment	-	26

Net cash used in investing activities	$(533)	$(19)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-7

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2018	2017
	Unaudited
Cash flows from financing activities:

Proceeds from issuance of shares, net	384	382
Repayment of short and long-term bank loans	(248)	(372)

Net cash provided by financing activities	$136	$10

Increase (decrease) in cash and cash equivalents	(37)	504
Cash and cash equivalents at the beginning of the period	1,533	1,286

Cash and cash equivalents at the end of the period	$1,496	$1,790

Supplementary cash flow activities:

(1) Cash paid during the period for:
Interest	$47	$83

(2) Non-cash activities:

Prepaid expenses related to issuance of Ordinary shares related to SEDA 2017 (See Note 6)	$(28)	$140

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-8

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	B.O.S. Better Online Solutions Ltd. (“BOS” or “the Company”) is an Israeli corporation.

The Company’s shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has two operating segments: the RFID and Mobile Solutions segment and the Supply Chain Solutions segment.

The Company’s wholly-owned subsidiaries include:

(1)	BOS-Dimex Ltd., (“BOS-Dimex”), an Israeli company that provides comprehensive turn-key solutions for Automatic Identification and Data Collection (AIDC), combining a mobile infrastructure with software application of manufacturers that we represent. In addition, following the acquisition in January 2016 by BOS-Dimex of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd., BOS-Dimex also offers on-site inventory count services in the fields of apparel, food, convenience and pharma, asset tagging and counting services for corporate and governmental entities. BOS-Dimex comprises the RFID and Mobile Solutions segment.

(2)	BOS-Odem Ltd. (“BOS-Odem”), an Israeli company, is a distributor of electronic components to customers in the defense high technology industry and a supply chain service provider for aviation customers that seek a comprehensive solution to their components-supply needs. BOS-Odem is part of the Supply Chain Solutions segment; and

(3)	Ruby-Tech Inc., a New York corporation, a wholly owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segments.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 2017, are applied consistently in these financial statements, except for the effect of adoption of new accounting standards updates as described below:

Recently issued accounting pronouncements

Accounting Standard Update 2014-09, “Revenue from Contracts with Customers”

Commencing January 1, 2018 the Company adopted Accounting Standard Update 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), using the modified retrospectively method.

ASU 2014-09 outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.  ASU 2014-09 also requires entities to disclose sufficient information, both quantitative and qualitative, to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

An entity should apply the amendments in ASU 2014-09 using one of the following two methods:  1. retrospectively to each prior reporting period presented with a possibility to elect certain practical expedients, or, 2. retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized.

F-9

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

At the date of initial application (the modified retrospective method). If an entity elects the latter transition method, it also should provide certain additional disclosures.

In accordance with an amendment to ASU 2014-09, introduced by Accounting Standard 2015-14, “Revenue from contracts with Customers – Deferral of the Effective Date”, for a public entity, the amendments in ASU 2014-09 became effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period (the first quarter of fiscal year 2018 for the Company).

The Company evaluated the impact of ASU 2014-09 on its revenue streams and selling contracts, on its financial reporting and disclosures and on the business processes, controls and systems.

Based on such evaluation, management has determined that the adoption of ASU 2014-09 did not have a significant impact on its consolidated financial statements.

Accounting Standards Update 2016-02, “Leases (Topic 842): Section A – Leases: Amendments to the FASB Accounting Standards Codification; Section B – Conforming Amendments Related to Leases: Amendments to the FASB Accounting Standards Codification; Section C – Background Information and Basis for Conclusions”

In February 2016, the FASB issued its new lease accounting guidance in Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842).

Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1. A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and, 2. A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing.

Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year Company). Early application is permitted for all public business entities upon issuance.

Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach.

F-10

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s expenses in year 2019 related to operating lease agreements for the Company’s facilities and motor vehicles operating lease agreements is expected to be approximately $185 and $220, respectively.

The Company is in the process of assessing the impact, if any, of ASU 2016-02 on its consolidated financial statements.

For other new accounting pronouncements not yet effective see Note 2t to the annual financial statements as of December 31, 2017.

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s financial position as of June 30, 2018 have been included. Operating results for the six-month period ended June 30, 2018 are not necessarily indicative of the results that may be expected for the year ended December 31, 2018.

The consolidated balance sheet at December 31, 2017 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2017 included in the Company’s Annual Report on Form 20-F, filed with the Securities Exchange Commission on March 29, 2018.

F-11

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:	DERIVATIVE INSTRUMENTS

The Company uses derivative instruments primarily to manage exposure to foreign currency exchange rates. The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows due to changes in foreign currency exchange rates related to forecasted monthly payroll payments of employees, which are paid in NIS.

Gains on designated derivatives reclassified from OCI into Consolidated Statements of Operations for the periods ended:

	Six months ended June 30,
	2018	2017
	Unaudited
Line Item in Statement of Operations
Derivatives designated as cash flow hedging instruments:
Foreign currency derivatives Cost of revenues	$(10)	$(28)
Foreign currency derivatives Sales and marketing	(8)	(23)
Foreign currency derivatives General and administrative	(3)	(10)
Total income	$(21)	$(61)

NOTE 5:	SEGMENTS AND GEOGRAPHICAL INFORMATION

The Company manages its business in two reportable segments, consisting of the RFID and Mobile Solutions segment and the Supply Chain Solutions segment.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit. The Company applies ASC 280, Segment Reporting.

a.	Revenues, gross profit and assets for the operating segments for the six months ended June 30, 2018 and 2017 were as follows:

	RFID and Mobile Solutions (BOS-Dimex)	Supply Chain Solutions (BOS-Odem)	Intercompany	Consolidated

Six months ended June 30, 2018
Revenues	$7,145	$8,740	$(42)	$15,843
Gross profit	$1,696	$1,521	$-	$3,217
Assets related to segment	$5,349	$627	$-	$5,976

Six months ended June 30, 2017
Revenues	$6,229	$7,639	$(88)	$13,780
Gross profit	$1,533	$1,379	$-	$2,912
Assets related to segment	$5,397	$87	$-	$5,484

F-12

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following presents total revenues for the six months ended June 30, 2018 and 2017 based on the location of customers:

	June 30,
	2018	2017
	Unaudited

Israel	$11,471	$10,572
India	2,723	1,866
Far East	1,342	707
Europe	252	114
United States	55	521

	$15,843	$13,780

NOTE 6:	EQUITY

Issuance of Ordinary Shares in connection with Standby Equity Distribution Agreements:

On February 17, 2015 the Company entered into a Standby Equity Distribution Agreement (“SEDA”), with YA Global Master SPV Ltd. (“YA Global”) and on May 8, 2017 the Company entered into a SEDA with YA II PN Ltd. (together with YA Global, “YA”), for the sale of up to $1,300 and $2,000, respectively, of its Ordinary Shares to YA. The Company may effect the sale, at its sole discretion, during a forty-month period for the 2015 SEDA and a four-year period for the 2017 SEDA, beginning on the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale of the Company’s Ordinary Shares by YA.

For each Ordinary Share purchased under the SEDA, YA will pay 93% of the lowest daily VWAP (as defined below) of the Ordinary Shares during the three consecutive trading days, following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary shares at the time of delivery of the advance notice). Notwithstanding the forgoing, the notice shall not exceed $500. “VWAP” is defined as of any date, to be such date’s daily dollar volume-weighted average price of the Ordinary Shares as reported by Bloomberg, LP. The Company may terminate the SEDA at any time upon prior notice to YA, as long as there are no advance notices outstanding and the company has paid to YA all amounts then due.

In connection with the 2015 SEDA and 2017 SEDA, the Company issued to YA as a commitment fee 28,930 and 67,307 Ordinary shares, respectively. The commitment fee is recorded as prepaid expenses and is recorded as issuance expenses according to the consumption of the SEDA. As of June 30, 2018, the balance of those prepaid expenses was $112.

During the year 2017, the Company issued to YA 354,096 Ordinary Shares, for a total amount of $628.

During the six months ended June 30, 2018, the Company issued to YA 197,025 Ordinary Shares, for a total amount of $400.

F-13